JUNTOS TRANSFORMAMOS

O movimento que nasce para ajudar
as famílias afetadas pela crise.

A movement to help families
impacted by the COVID-19 crisis.

For more information: https://www.juntostransformamos.com.br/

XP Inc.

1Q20 Earnings Release

May 12th, 2020

Investors.xpinc.com

São Paulo, Brazil, May 12, 2020 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading, technology-driven financial services platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the first quarter of 2020.

To our shareholders:

In the first quarter of 2020, the world was hit by the rapid spread of COVID-19 and every effort was made to save lives and keep businesses operating. At XP, our initial priority was the health and well-being of our employees. In a matter of days after the arrival of the pandemic in Brazil, more than 90% of our employees were already working from home, with adequate infrastructure, timely information on home-office best practices and the “digital” proximity of all our leaders.

At first, when working remotely and social distancing measures were implemented, we were concerned with the company's performance. However, it only took a few days to realize that we were better than before, more organized, disciplined and that the “pressure” of the moment would help us achieve a new standard of performance and efficiency across all levels.

Every crisis opens a range of opportunities to improve the business, get closer to customers and evolve further. Despite the challenging environment, our spirit of ownership, supported by our partnership structure, has helped our team evolve and be able, as a high-performance athlete in an Olympics final, to get the best out of each one of us.

The great challenge of every crisis is to keep an open mind, feet on the ground and quickly adapt to the new scenario.

Our business is privileged, among all others. We do not depend on physical contact, our services were already delivered digitally and, more than ever, people are at home, available to connect with us and learn about the new economic environment that is developing.

In the first days of the pandemic, we observed in Brazil a significant increase in interest in investments. In this context, we relied on our educational DNA and commitment to producing high quality content to deliver an even better experience for our customers. As a result, our Retail Research Platform and our financial portal, InfoMoney, reached record audiences, which reinforces the lack of financial education in Brazil and XP's vital role as a catalyst for this movement.

Our solid operational performance in the first quarter of 2020, combined with the important milestone of two million active clients achieved at the end of March, gives us confidence that we are moving in the right direction, but still in the beginning of our long-term journey.

Our business model, which is supported by a differentiated network of independent and internal financial advisors, allows us to keep in touch with customers and provide content and information in an efficient, specialized and recurring manner. We believe this is an important factor in preserving our NPS well above the industry average and increasing the reach and loyalty of our brands.

Additionally, we believe that our investment platform is unique, offering best-in-class products, services and tools in the industry for all investor profiles. We are constantly looking for and evaluating new solutions to complement the XP Inc. ecosystem. One recent example was the launching of XP Wealth Services, which will be an important tool for retaining and attracting new customer profiles seeking differentiated advice.

Although we cannot predict when the pandemic will be contained and life will return to "normal", we are more confident than ever that we will come out of this chapter stronger than we entered. Furthermore, while we recognize the seriousness of the current situation, we truly believe in XP’s business growth prospects in the short, medium and long-term.

The market opportunity remains massive and our mission is essential, especially when considering the concentration in Brazil, with five large banks controlling 90% of investment assets. Also, we cannot forget the culture of high interest rates that have long prevailed in our country. Since 1994, annualized interest rates remained above 13% on average and, therefore, the incentive for diversification and long-term orientation has remained low. The current Selic rate, 3.0% per year with a downward trend, seems to be a catalyst for secular change in the behavior of Brazilian investors.

In this environment, XP will remain focused on providing the best experience, content and tools to its clients to help them reach their financial and life goals.

Regarding new projects, we are particularly enthusiastic about the evolution of our payments project. It will enable us, still in 2020, to offer a complete banking solution which will allow customers to cut ties with banks and concentrate 100% of their investments with XP.

We also want to highlight the “juntostransformamos” initiative that we launched right after the first cases of COVID-19 in Brazil. XP donated R$30 million to aid communities impacted by the pandemic and the consequent lockdown. We are aware of our role in society and we will never deny our responsibilities.

Finally, I would like to reinforce our values: Dream Big, Open Mind, and Entrepreneurial Spirit, and ratify our purpose of transforming the financial market to improve peoples' lives. I end by and quoting our idol and great source of inspiration, Ayrton Senna: “in adversity some give up, while others break records”.

Thank you for your support.

Guilherme Benchimol, CEO

1Q20 KPIs

	1Q20	1Q19	YoY	4Q19	QoQ

Operating and Financial Metrics (unaudited)
Retail – AUC (in R$ bn)	366	232	58%	409	-11%
Retail – active clients (in '000s)	2,039	1,126	81%	1,702	20%
Retail – gross total revenues (in R$ mn)	1,254	700	79%	1,155	9%
Institutional – gross total revenues (in R$ mn)	331	147	126%	306	8%
Issuer Services – gross total revenues (in R$ mn)	132	56	137%	221	-40%
Digital Content – gross total revenues (in R$ mn)	27	16	70%	30	-10%
Other – gross total revenues (in R$ mn)	113	88	28%	111	2%
Company Financial Metrics
Gross revenue (in R$ mn)	1,856	1,006	84%	1,823	2%
Net Revenue (in R$ mn)	1,735	934	86%	1,691	3%
Gross Profit (in R$ mn)	1,156	626	84%	1,204	-4%
Gross Margin	66.6%	67.0%	-41 bps	71.2%	-457 bps
Adjusted Net Income (in R$ mn)¹	415	168	147%	417	-1%
Adjusted Net Margin¹	23.9%	18.0%	591 bps	24.6%	-74 bps

¹ See appendix for a reconciliation of Adjusted Net Income.

Total AUC R$366 bn +58% YoY	Active Clients 2,039 k +81% YoY

IFAs 6,887	NPS 72

Gross Revenue R$1,856 mn +84% YoY	Adjusted Net Income R$415 mn +147% YoY

Operational Performance

Assets Under Custody (in R$ bn)

Total AUC reached R$366 billion at March 31, 2020, up 58% year-over-year and down 11% quarter-over-quarter. The R$43 billion decline versus 4Q19 is shown on the bridge chart below and was driven by: (1) R$58 billion of market depreciation and (2) R$21 billion from a one-off client outflow triggered by a corporate restructuring, partially offset by R$36 billion of net inflows in the quarter.

Assets Under Custody 4Q19-1Q20 Bridge (in R$ bn)

Monthly average net inflows were R$12 billion in 1Q20, up from R$11 billion in 4Q19. For 2Q20, however, we expect a more challenging outlook due to commercial and operational limitations related to a prolonged lockdown. More specifically, investors should likely continue to avoid visiting bank branches to authorize large amount transfers, which is a step required by the banks even when a client is transferring to his/her own broker account.

Active Clients (in 000’s)

Active clients totaled 2.0 million at the end of 1Q20, up 81% from 1.1 million at the end of 1Q19. The growth was driven by the expansion of our direct and B2B channels and our three retail brands, particularly Clear following the increased number of individual investors trading on the stock market.

Net Promoter Score (NPS)

NPS, a widely known survey methodology used to measure customer satisfaction, reached 72 in 1Q20. Maintaining a high NPS score is a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

1Q20 Revenue Breakdown

Note: Other Revenue represented 6% of Total Gross Revenues in 1Q20.

Total Gross Revenue (in R$ mn)

Total Gross Revenue increased 84% from R$1.0 billion in 1Q19 to R$1.9 billion in 1Q20 reflecting strong growth across all our businesses.

Retail

Retail Revenue (in R$ mn)

Retail revenue grew 79% from R$700 million in 1Q19 to R$1.3 billion in 1Q20. The main growth drivers included, in order of contribution: (1) equity brokerage reflecting record retail trading volumes; (2) rising management fees from Funds due to AUC growth; (3) REITs and (4) Fixed Income.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The last twelve months Take Rate (or Revenue Yield) was 1.4% in 1Q20 vs 1.2% in 4Q19. The expansion was mainly due to: (1) record volumes in the equity market boosting Retail Revenue in 1Q20 and (2) AUC growth lagging Retail Revenue growth in the period reflecting market depreciation and the one-off corporate outflow which had an immaterial impact on revenue.

Institutional

Institutional Revenue (in R$ mn)

Institutional gross revenue totaled R$331 million in 1Q20, up 126% from R$147 million in 1Q19. The growth was primarily attributable to rising volumes across our Brazilian trading desks following the overall step-up in B3 volumes (+74% in equities ADTV and +61% in listed derivatives vs 1Q19).

Issuer Services

Issuer Services Revenue (in R$ mn)

Issuer Services revenue grew 137% year-over-year from R$56 million in 1Q19 to R$132 million in 1Q20, reflecting strong deal flow in January and February for REITS, DCM and ECM, in order of contribution to revenue.

While capital markets activity remains limited due to the COVID-19 crisis and heightened market volatility, we believe XP is well positioned to capitalize on reaccelerating transaction volumes and play a key role in raising funds for corporate clients over time.

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$27 million in 1Q20, up 70% from R$16 million in 1Q19 mainly driven by the increase in students accessing our online courses and MBA programs. Since the beginning of the COVID-19 crisis until the end of March, almost 200 live videos were broadcasted across our channels with 1.8 million views reinforcing the relevance of our Digital Content business as an enabler of XP’s ecosystem and a means to attracting and educating investors across our platforms.

In March 2020, (1) InfoMoney, our leading finance web portal, had 14 million unique visitors, up more than 40% compared to January and February; (2) our Retail Research Platform generated 2.1 million unique visitors, three times more than in prior months; and (3) XP Investimentos’ Instagram account reached 1 million followers.

Maintaining solid client relationships remains a priority and we believe these relationships and the company will be even stronger when the crisis ends.

Other Revenue

Other revenue grew 28% in 1Q20 vs 1Q19, from R$88 million to R$113 million, primarily driven by increase in adjusted gross financial assets from R$2.3 billion at the end of 1Q19 to R$8.1 billion at March 31, 2020.

COGS

COGS (in R$ mn) and Gross Margin

COGS rose 89% from R$308 million in 1Q19 to R$581 million in 1Q20, following the increase in revenue. The gross margin for the 1Q20 was 66.5% vs 67.0% in 1Q19.

SG&A Expenses

SG&A Expense (in R$ mn) and as a % of Net Revenue

SG&A expenses totaled R$587 million in 1Q20, up 101% from R$292 million in 1Q19. As a percentage of net revenue, SG&A expenses were 33.8% in 1Q20 vs 31.3% in 1Q19, with the increase primarily driven by: (1) positive R$71 million pre-tax effect of one-time tax claim recognition (non-recurring) in 1Q19 and (2) R$28 million of share-based compensation expense in 1Q20. Adjusting for the non-recurring item, SG&A expanded 61% year-over-year and represented 38.9% of Net Revenue in 1Q19 vs 33.8% in 1Q20, revealing efficiency gains on the last twelve months.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

In 1Q20, Adjusted Net Income grew 147% vs 1Q19 and reached R$415 million. The adjusted net margin expanded from 18.0% in 1Q19 to 23.9% in 1Q20, reflecting: (1) the increase in total revenues, particularly equity brokerage across the Retail and Institutional businesses, and (2) a lower consolidated tax rate.

¹ See appendix for a reconciliation of Adjusted Net Income.

Cash Flow

Cash Flow Data	1Q20	1Q19	4Q19
(R$ mn)

Income before income tax	517	303	547
Adjustments to reconcile income before income tax	80	34	67
Income tax paid	(197)	(87)	(47)
Contingencies paid	(0)	(0)	(2)
Interest paid	(1)	(3)	(12)
Changes in working capital assets and liabilities	(2)	(88)	116
Adjusted net cash flow (used in) from operating activities	398	159	668
Net cash flow (used in) from securities, repos, derivatives	(537)	(233)	(4,501)
Net cash flows from operating activities	(139)	(74)	(3,832)
Net cash flows from investing activities	(41)	(19)	(78)
Net cash flows from financing activities	(28)	(33)	3,945

Net Cash Flow Used in Operating Activities

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) for 1Q20 was R$398 million, increasing from R$159 million in 1Q19 and decreasing from R$668 million in 4Q19, primarily driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes); and

•	our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures.

Net Cash Flow Used in Investing Activities

Our net cash used in investing activities increased from R$19 million in 1Q19 to R$41 million in 1Q20 and decreased to R$78 million in 4Q19 to R$ 41 million in 1Q20, primarily affected by:

•	increased from R$11 million in 1Q19 to R$21 million in 1Q20 and decreased from R$29 million in 4Q19 to R$ 21 million in 1Q20, mainly related to the relocation of our principal executive offices to our current address in the city of São Paulo;

•	the investment in intangible assets, mostly IT infrastructure and software, which increased from R$8 million in 1Q19 to R$20 million in 1Q20 and decreased R$49 million in 4Q19 to R$20 million to 1Q20.

Net Cash Provided by Financing Activities

Our net cash flows from financing activities decreased from R$ 33 million in 1Q19 to R$ 28 million in 1Q20, and from R$ 3,945 million in 4Q19 to R$ 28 million in 1Q20, primarily due to:

•	R$4,482 million related to the initial public offering proceeds in December 2019;

•	R$500 million related to cash dividend payments in 4Q19;

•	R$ 26 million in 1Q20, R$ 32 million in 1Q19 and R$ 48 million related to Payments of borrowings and lease liabilities.

Floating Balance and Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	1Q20	4Q19
Assets	(1,016)	(505)
(-) Securities trading and intermediation	(1,016)	(505)
Liabilities	13,334	9,115
(+) Securities trading and intermediation	13,334	9,115
(=) Floating Balance	12,318	8,610

Adjusted Gross Financial Assets (=cash and equivalents, net of floating)	1Q20	4Q19
Assets	54,937	41,011
(+) Cash	250	110
(+) Securities - Fair value through profit or loss	25,092	22,443
(+) Securities - Fair value through other comprehensive income	4,896	2,616
(+) Securities - Evaluated at amortized cost	1,268	2,267
(+) Derivative financial instruments	8,515	4,085
(+) Securities purchased under agreements to resell	14,917	9,490
Liabilities	(34,514)	(24,648)
(-) Securities loaned	(721)	(2,022)
(-) Derivative financial instruments	(7,526)	(3,229)
(-) Securities sold under repurchase agreements	(21,111)	(15,638)
(-) Private Pension Liabilities	(5,155)	(3,759)
(-) Floating Balance	(12,318)	(8,610)
(=) Adjusted Gross Financial Assets	8,106	7,753

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell), less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), and (3) less Floating Balance.

It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).

Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its first quarter 2020 financial results on Tuesday, May 12, 2020 at 5:00pm ET (6:00pm BRT). To participate in the earnings webcast please subscribe at: 1Q20 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations’ team

Carlos Lazar

André Martins

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended December 31, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the

Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	1Q20	1Q19	YoY	4Q19	QoQ
Managerial Income Statement
Total Gross Revenue	1,856	1,006	84%	1,823	2%
Retail	1,254	700	79%	1,155	9%
Institutional	331	147	126%	306	8%
Issuer Services	132	56	137%	221	-40%
Digital Content	27	16	70%	30	-10%
Other	113	88	28%	111	2%
Net Revenue	1,735	934	86%	1,691	3%
COGS	(579)	(308)	88%	(487)	19%
As a % of Net Revenue	(33.4%)	(33.0%)	-0.4 p.p	(28.8%)	-4.6 p.p
Gross Profit	1,156	626	85%	1,204	-4%
Gross Margin	66.6%	67.0%	-0.4 p.p	71.2%	-4.6 p.p
SG&A	(561)	(292)	92%	(598)	-6%
Share Based Compensation	(28)	-	n.a	(8)	n.a
EBITDA	567	334	70%	598	-5%
EBITDA Margin	32.7%	35.7%	-3.0 p.p	35.4%	-2.7 p.p
D&A	(32)	(15)	108%	(29)	8%
EBIT	536	319	68%	569	-6%
Interest expense on debt	(19)	(15)	24%	(22)	-13%
EBT	517	303	70%	547	-6%
Income tax expense	(119)	(93)	28%	(157)	-24%
Effective Tax Rate	(23.0%)	(30.6%)	7.6 p.p	(28.7%)	5.7 p.p
Net Income	398	210	89%	390	2%
Net Margin	22.9%	22.5%	0.4 p.p	23.1%	-0.2 p.p
Non-Recurring Items	17	(42)	-	27	-
Adjusted Net Income	415	168	147%	417	-1%
Adjusted Net Margin	23.9%	18.0%	5.9 p.p	24.6%	-0.7 p.p

Accounting Income Statement (in R$ mn)

	1Q20	1Q19
Net revenue from services rendered	1,152	599
Brokerage commission	505	289
Securities placement	348	160
Management fees	255	141
Insurance brokerage fee	29	19
Educational services	26	14
Other services	94	44
Taxes and contributions on services	(105)	(67)
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	202	66
Net income from financial instruments at fair value through profit or loss	380	269
Total revenue and income	1,735	934
Operating costs	(579)	(308)
Selling expenses	(28)	(25)
Administrative expenses	(578)	(368)
Other operating income (expenses), net	(14)	85
Interest expense on debt	(19)	(15)
Income before income tax	517	303
Income tax expense	(119)	(93)
Effective tax rate	23.03%	30.60%
Net income for the period	398	210

Balance Sheet (in R$ mn)

Assets	1Q20	4Q19
Cash	250	110
Financial assets	56,217	41,889
Fair value through profit or loss	33,607	26,528
Securities	25,092	22,443
Derivative financial instruments	8,515	4,085
Fair value through other comprehensive income	4,896	2,616
Securities	4,896	2,616
Evaluated at amortized cost	17,714	12,744
Securities	1,268	2,267
Securities purchased under agreements to resell	14,917	9,490
Securities trading and intermediation	1,016	505
Accounts receivable	425	462
Loan operations	64	0
Other financial assets	25	20
Other assets	603	644
Recoverable taxes	227	243
Rights-of-use assets	236	227
Prepaid expenses	105	90
Other	35	83
Deferred tax assets	262	285
Property and equipment	155	142
Intangible assets	560	553
Total assets	58,046	43,623

Liabilities	1Q20	4Q19
Financial liabilities	44,628	31,842
Fair value through profit or loss	8,247	5,251
Securities	721	2,022
Derivative financial instruments	7,526	3,229
Evaluated at amortized cost	36,381	26,591
Securities sold under repurchase agreements	21,111	15,638
Securities trading and intermediation	13,334	9,115
Borrowings and lease liabilities	644	637
Debentures	844	835
Accounts payables	265	267
Structured operations certificates	150	19
Other financial liabilities	31	79
Other liabilities	5,811	4,620
Social and statutory obligations	275	493
Taxes and social security obligations	170	345
Private pension liabilities	5,155	3,759
Provisions and contingent liabilities	15	15
Other	196	7
Deferred tax liabilities	-	5
Total liabilities	50,439	36,467
Equity attributable to owners of the Parent company	7,605	7,153
Issued capital	0.23	0.23
Capital reserve	6,967	6,943
Other comprehensive income	241	210
Retained earnings	397	-
Non-controlling interest	2	3
Total equity	7,607	7,156
Total liabilities and equity	58,046	43,623

Adjusted Net Income (in R$ mn)

	1Q20	1Q19	YoY	4Q19	QoQ
Net Income	398	210	89%	390	2%
(+) Share Based Compensation	28	-	-	8	278%
(+) IPO expenses	-	-	-	22	-100%
(-) One-time tax claim recognition	-	(71)	-	-	-
(+/-) Taxes	(11)	28	-140%	-3	279%
Adj. Net Income	415	168	147%	417	-1%

Adjusted EBITDA (in R$ mn)

	1Q20	1Q19	YoY	4Q19	QoQ
Net Income	398	210	89%	390	2%
(+) Income Tax	119	93	28%	157	-24%
(+) Depreciation and Amortization	32	15	108%	29	8%
(+) Interest Expense on Debt	19	15	43%	22	-13%
(-) Interest Revenue on Adjusted Gross Financial Assets	(72)	(31)	136%	(44)	65%
Adjusted EBITDA	495	303	64%	554	-11%